EXHIBIT 99.2

Eric Schiffer	Leonard Green & Partners, L.P.

VIA EMAIL

March 10, 2011

Board of Directors
99¢ Only Stores
4000 Union Pacific Avenue
City of Commerce, CA 90023

Gentlemen:

Members of the Schiffer/Gold Family together with Leonard Green & Partners, L.P. (“LGP”) (www.leonardgreen.com), a leading private equity firm whose qualifications are discussed below, would like to propose a “going private” transaction for 99¢ Only Stores (the “Company”).  We have devoted a substantial amount of time and resources preparing this proposal, and we believe it is at a price that the public shareholders would find compelling and on terms that would provide substantial assurance of closing on a timely basis.

Proposal and Financing

The purchase price for the Company’s shares would be $19.09 per share.  This valuation represents a 20% premium over the average closing share price during the past 90 days.  This per share price is higher than any reported trading price for the Company’s shares in more than six years.  We believe that it would be in the best interests of the Company and its shareholders to pursue a transaction at $19.09 per share.

We would expect to finance the transaction with a combination of debt and equity.  Members of the Schiffer/Gold Family are prepared to contribute a substantial portion of their existing equity ownership of the Company and expect to increase their pro forma percentage ownership of the Company.  LGP, as general partner of Green Equity Investors V, L.P., a limited partnership with, together with its related funds, $5.3 billion of committed capital, can commit 100% of the cash equity required to consummate the transaction.  LGP has received the requisite internal approvals to submit this proposal.

Conditions and Timing
Any transaction would be subject to: (a) completion of due diligence, including financial, legal, accounting and tax diligence; (b) receipt of financing commitments with respect to the financing necessary to complete this transaction; (c) negotiation of a satisfactory acquisition agreement with customary terms and conditions; (d) reaching agreement among members of the Schiffer/Gold Family and LGP with respect to the terms of a shareholders’ agreement; and (e) reaching agreements with the management of the Company with respect to their ongoing roles as managers of the Company.  We are prepared to commence work immediately to satisfy these conditions and are confident that the conditions can be satisfied expeditiously.

Due Diligence and Advisors

LGP would engage KPMG LLP to perform accounting due diligence prior to finalizing the acquisition proposal, and has retained Latham & Watkins LLP as its legal counsel.  The Schiffer/Gold Family has engaged Guggenheim Securities, LLC as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel.

No Binding Commitment
This letter does not constitute a binding commitment or obligation of either of the undersigned.  No commitment shall arise with respect to this acquisition proposal or a transaction unless and until such time as definitive documentation that is satisfactory to the undersigned and approved by the board of directors of the Company is executed and delivered, and then will be on the terms provided in such documentation.  In addition, the Schiffer/Gold Family has not made any commitment of exclusivity with LGP relating to a transaction.

Qualifications of Leonard Green & Partners, L.P.

LGP is the ideal partner to work with 99¢ Only Stores to become a private company.  Over the past fifteen years, LGP has successfully completed twelve “going private” transactions (with another in progress), demonstrating a history of success and substantial experience with this type of transaction.  LGP has demonstrated the willingness to pay full and fair prices to public shareholders.  Public companies that LGP has taken private include Leslie’s Poolmart, White Cap Industries, VCA Antech, PETCO Animal Supplies, Varsity Brands, FTD, Neiman Marcus, The Sports Authority, IMS Health, Prospect Medical and J.Crew.  Certainty of closing is obviously an important issue to sellers, and LGP has a long history of closing transactions in all types of economic and financial market environments.

LGP is the leading private equity firm focused on the retail industry, having completed more than 20 investments in the retail sector over a 21-year history, with twelve retailers currently in its portfolio, including Whole Foods Market, The Container Store, PETCO Animal Supplies, The Sports Authority, Neiman Marcus, Tire Rack, Jetro Cash & Carry, David’s Bridal, Leslie’s Poolmart, Tourneau, Rite Aid and J.Crew.  In addition, LGP’s current portfolio of leading retailers provides unique insight into the opportunities and challenges in the retail industry.

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We would like to thank you once again for providing us with the opportunity to submit this proposal.  We are extraordinarily enthusiastic about this opportunity and we look forward to discussing it further.  If you have any questions, please feel free to call either Eric Schiffer or Jamie Halper.

Very truly yours,

/s/ Eric Schiffer
Eric Schiffer

LEONARD GREEN & PARTNERS, L.P.

By:	LGP Management, Inc.

By:	/s/ Jamie D. Halper
Jamie D. Halper